Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FIRST QUARTER FINANCIAL RESULTS FOR FISCAL 2014

WINNIPEG, CANADA – (October 30, 2013) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the first quarter ended August 31, 2013.

Financial Results

Net revenue from the sale of AGGRASTAT finished product for the three months ended August 31, 2013 was $747,000 compared to $667,000 for the three months ended August 31, 2012, and $768,000 for the previous quarter ended May 31, 2013.

Changes in annual and quarterly revenues are affected by fluctuations in wholesale purchasing patterns, and inventory adjustments.  Hospital demand for AGGRASTAT remained steady compared to the previous quarter and the same quarter in the previous year. The increase in revenue for the three months ended August 31, 2013 compared to the same period in the prior year is partially attributable to an increase in the number of new hospital customers using AGGRASTAT which has increased over the past year. The Company's commercial team continues to work on further expanding its customer base.

Net loss for the three months ended August 31, 2013 was $502,000 or $0.04 per share, compared to $297,000 or $0.02 for the three months ended August 31, 2012 and $706,000 or $0.06 per share for the previous quarter.  The increase in net loss relative to the same period in the prior year is primarily attributable to higher professional fees incurred during the three months ended August 31, 2013.  The decrease in net loss compared to the previous quarter is primarily attributable to higher research and development costs associated with the SAVI-PCI clinical trial incurred during the three months ended May 31, 2013.

At August 31, 2013, the Company had cash totalling $12,000 compared to $127,000 as of May 31, 2013.  The decrease in cash is primarily due to the increased net loss.  Cash flows used in operating activities for the three month ended August 31, 2013 were $114,000, compared to $686,000 for the three months ended August 31, 2012.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Product Developments

On October 11, 2013 the Company announced that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT high-dose bolus (HDB) regimen, as requested under Medicure's supplemental New Drug Application (sNDA).

About AGGRASTAT

Indications and Usage

AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration

Administer intravenously 25 mcg/kg over 3 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg over 3 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such as arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Fatal bleeding events have been reported. Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please refer to Full Prescribing Information.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2013.